Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated September 18, 2014

Fantex, Inc.

On September 12, 2014, interviews with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) were broadcast by each of Bloomberg TV and Bloomberg Radio (the “Broadcasts”). The Broadcasts reference the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Broadcasts reference the Offerings and include certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Broadcasts contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcasts were not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Broadcasts is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcasts or any other broadcasts by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcasts represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

The broadcast transcript attached as Annex A was originally broadcast by Bloomberg TV’s In the Loop with Betty Liu on September 12, 2014 (the “Bloomberg TVBroadcast”); and the broadcast transcript attached as Annex B was originally broadcast by Bloomberg Radio on September 12, 2014 (the “Bloomberg Radio Broadcast”).

You should consider statements in the Broadcasts or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Bloomberg TV Broadcast, Host Betty Liu states that “when you bet on a player’s future earnings, it can be really unpredictable” and mentions “when you tell investors ‘you can invest in the future earnings of a football player.’”  Ms. Liu also states that the Company had “done IPOs on several players.”  During the Bloomberg Radio Broadcast, Ms. Liu stated that Fantex is what “you might call an exchange or similar to a stock market exchange where instead of trading shares of companies you trade shares of football players.”  Ms. Liu also asked Cornell “Buck” French how the Company factored in risks in athlete’s personal lives “when you are trying to sell shares on certain football players.”  The Company clarifies that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company.  The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract” and, together with the Vernon Davis Brand Contract and EJ Manuel Brand Contract, the “Brand Contracts”).

•                  During the Bloomberg TV Broadcast, Mr. French stated that “the cash flow stream percentage is what we are acquiring” and that “we are acquiring these cash flow streams the vast majority is what they do on the field.”  During the Bloomberg Radio Broadcast, Mr. French stated that “these securities are linked to the underlying cash flow streams associated with … the brands of these athletes.” Mr. French also stated, “We signed the brand contract with him to acquire 10% of his future cash flow streams both on and off the field associated with his brand.” Ms. Liu then responds, saying “But, only football.  Only football income.”  Mr. French then replied, “No.  No.  His NFL playing contract is included.  So, his endorsement, appearance fees importantly in his post career should he become a broadcaster and those cash flow streams are all included in what we’ll buy.”  The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel and Mohamed Sanu (each a “Contract Party,” and together, the “Contract Parties”).  Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes).  A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  During the Bloomberg TV Broadcast, Mr. French stated that “in the case of some of our offerings the discount rate has been applied at 10% to 20% across various cash flow streams.”  During the Bloomberg Radio Broadcast, Mr. French stated, “We apply, you know, discount rates to various cash flow streams anywhere up to from 10 to 20%.”  The Company clarifies that, in determining the amount of the Company’s purchase price, and the equivalent fair value at the time, of each of the Brand Contracts, the Company applied discount rates ranging from 4.5% to 20.0% to the cash flow streams of such Brand Contract.  A more detailed description of the Company’s valuation methods and the Company’s use of discount rates is available in the Registration Statements.

•                  During the Bloomberg TV Broadcast, Mr. French stated that “at the end of the day the weighted average discount rate on those cash flow streams of the two completed offerings between 12.5 and 13.5 percent.” During the Bloomberg Radio Broadcast, Mr. French stated that “the weighted average discount rate tends to come 12, 13, 15, 16% depending.”  The Company clarifies that the weighted average discount rates used to value the Vernon Davis Brand Contract, the EJ Manuel Brand Contract and the Mohamed Sanu Brand Contract were 11.4%, 14.6% and 16.04% respectively.

•                  During the Bloomberg TV Broadcast, Mr. French mentioned comparing the weighted average discount rate of the Brand Contracts “against a triple-c rated junk bond, that yields at about 8 to 8.5 percent today.”  The Company clarifies that as of the close of the bond market on September 15, 2014, CCC-rated junk bonds yielded 9.17%.

•                  During the Bloomberg TV Broadcast, Ms. Liu asked Mr. French, “There were reports from various papers that is was hard to get investors to buy shares, and that your company had to go in and buy shares for EJ Manuel, is that right?”  Mr. French responded, “Yes, we bought a percentage of the EJ Manuel offering and the Vernon Davis.”  The Company clarifies that, pursuant to the underwriting agreement, the Company’s parent company, Fantex Holdings, Inc. (“Fantex Holdings”) purchased 102,454 shares of Fantex Series Vernon Davis on April 28, 2014.  The Company further clarifies that, pursuant to the standby purchase agreement, Fantex Holdings and certain directors of Fantex Holdings purchased 250,000 shares and 27,934 shares, respectively, of Fantex Series EJ Manuel on July 21, 2014.

•                  During the Bloomberg Radio Broadcast, Ms. Liu stated that “[Fantex] just started operation late last year….”  The Company clarifies that it was incorporated in Delaware on September 14, 2012.

•                  During the Bloomberg Radio Broadcast, Ms. Liu asked, “[Y]ou’ve raised between $4 and $5 million for these players?  Is that right?”  Mr. French responded, “Yep.  $4.2 million on the Fantex Vernon Davis Offering and $5.2 million on the Fantex EJ Manuel offering.”  The Company clarifies that upon completion of the Vernon Davis Offering, the Company raised gross proceeds of approximately $4,211,450 and net proceeds of approximately $4,000,450, after deducting underwriting discounts payable by the Company. The Company further clarifies that upon completion of the EJ Manuel Offering, the Company raised gross proceeds of approximately $5,237,000 and net proceeds of approximately $4,975,150, after deducting underwriting discounts payable by the Company.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, Mohamed Sanu and EJ Manuel, respectively, the longevity of Vernon Davis’s, EJ Manuel’s and Mohamed Sanu’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Bloomberg TV Broadcast

MEDIA:	Television
STATION:	Bloomberg TV
DATE:	September 12, 2014
PROGRAM:	In the Loop with Betty Liu

Betty Liu, Host:

You know, this whole situation with Ray Rice, while it’s tragic, is not unique in the NFL with its history with domestic violence. Now, when you bet on a player’s future earnings, it can be really unpredictable like that.

Cornell “Buck” French, Chief Executive Officer of Fantex, Inc.:

Sure, obviously that’s a risk factor. I don’t think domestic violence, unfortunately, is unique in our society, not just the NFL. More of a spotlight is cast on an athlete in general, so it’s healthy in the sense that brings discovery of the issue and people seeing it. It’s an unfortunate incident.

Liu:

If you look at this from a business perspective, how do you price this in? when you tell investors “you can invest in the future earnings of a football player”... and not just domestic violence but any un-scenery activities.

French:

Sure, that’s reflective in the discount rate that applies to the cash flow stream, so that’s no different than any asset that gets valued. You look at the future gross potential of the cash flow stream and you adjust for risks, and in the case of some of our offerings the discount rate has been applied at 10% to 20% across various cash flow streams — so at the end of the day the weighted average discount rate on those cash flow streams of the two completed offerings between 12.5 and 13.5 percent. When you compare that against a triple-c rated junk bond, that yields at about 8 to 8.5 percent today, we think the additional uplift in the discount rate relative to that is a reflection of the risk associated with the cash flow stream.

Liu:

So, essentially it is priced in.

French:

Right, whether you talk about injury risk or off-field issues. We certainly price that into the discount rate.

Liu:

We know you’ve issued shares and done IPOs on several players; Vernon Davis, I believe, was your first one from the Forty-Niners, EJ Manuel, earlier this summer from the Buffalo Bills. There were reports from various papers that is was hard to get investors to buy shares, and that your company had to go in and buy shares for EJ Manuel, is that right?

French:

Yes, we bought a percentage of the EJ Manuel offering and the Vernon Davis, and we anticipate doing it for all of our initial offerings as we are building the market place and educating the market on how the security works, things such as the discount rate and how it’s priced. We anticipate doing that into the future — it was not un-anticipated.

Liu:

How do you find the players that you want to issue shares of and how do you do that in light of statistics, Buck? Especially, when Sports Illustrated said that nearly 78% of football players after they retire or two years after, they are nearly bankrupt or in financial distress.

French:

One, we do financial due-diligence on their debt-to-asset ratios with each player so their bankruptcy risk is analyzed and monitored throughout the relationship with the athlete, because the cash flow stream percentage is what we are acquiring. But, importantly, the bankruptcy happens because, as you noted, is in their retirement phase and their cash flow stream disappears. When we are modeling these, we are acquiring these cash flow streams the vast majority is what they do on the field. So, the bankruptcy risk is there, but smaller. Our goal, as a business, is to help develop their brand to generate cash flows into their post-career, and that will hopefully mitigate that risk for certain players. Really, it’s a process. It starts with due-diligence up-front. Then, ultimately, monitoring and helping the athlete develop a brand that can generate income into the post-career.

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Annex B

Transcript of the Bloomberg Radio Broadcast

MEDIA:	Radio
STATION:	Bloomberg Radio
DATE:	September 12, 2014
PROGRAM:	In the Loop

Betty Liu, Host, In The Loop, Bloomberg Radio:

It’s high noon.  The time when we feature a big guest for the session.  And, today, I want to bring in Buck French who is the CEO and Co-Founder of a company called Fantex.  It’s essentially a you might call an exchange or similar to a stock market exchange where instead of trading shares of companies you trade shares of football players.  They just started operation late last year and they’re into their season.  Now, as you know, it’s the first football season that they are seeing operations.  And, Buck we had you on earlier this morning.  With some of the news that’s out, of course, all this stuff going on with Ray Rice and the NFL and people calling for the resignation of Roger Goodell and it just kinda of shows you sort of how things can change on a dime sometimes.  Right?  When you talk about athletes and what happens to them in their personal lives.  So, how do you factor that in Buck when you are trying to sell shares on certain football players?

Buck French, CEO, Co-Founder, Fantex:

Well sure.  So, you know, these securities are linked to the underlying cash flow streams associated with you know the brands of these athletes.  So, that’s both their on field and off field endeavors.  So, certainly, anything negative that would impact the cash flow stream ultimately impacts the value.  We factor that in by applying, you know, no different than any business gets dying based on free cash flows and a discount rate opposed applied to that kinda of estimated cash flow stream.  And, in the instance of you know the offerings, the Fantex Vernon Davis or the Fantex EJ Manuel offering that was put out there.  We apply, you know, discount rates to various cash flow streams anywhere up to from 10 to 20%.  You know, the weighted average discount rate tends to come 12, 13, 15, 16% depending.  And, so, we see that as compensating for the risk associated with the cash flow streams.

Liu:

And, how do you choose your players?  How do you know whose gonna be a good candidate?

French:

So, first and foremost we do due diligence in looking for players with character.  That is the underlying fundamental most important component.  We then look at what’s their potential both on and off the field.  Do they have it?  In our estimations, the players that we work with such as Vernon Davis or EJ Manuel or we’re in the middle of the Mohamed Sanu offering.  That’s the Fantex Mohamed Sanu offering.  Those guys we see having potential.  Not just as players but ultimately as brands in their post career.  So, that’s really what we look for.

Liu:

So, Mohamed Sanu that’s the Cincinnati Wide Receiver?  Right?

French:

Correct.  So, …

Liu:

Okay.

French:

We signed the brand contract with him to acquire 10% of his future cash flow streams both on and off the field associated with his brand.  And, …

Liu:

But, only football.  Only football income.

French:

No.  No.  His NFL playing contract is included.  So, his endorsement, appearance fees importantly in his post career should he become a broadcaster and those cash flow streams are all included in what we’ll buy.

Liu:

But, what if he becomes like a restaurateur?

French:

If he becomes just a restaurateur and he’s not putting his name on it then we have no right to that. If he’s creating a Mohamed Sanu restaurant theme and he’s investing his own money then we have a co-investment right alongside of him if he’s being paid to put his name on it and given equity then we get 10% of that equity.

Liu:

And, these guys they understand that they’re—that’s what they’re giving up?  They know that.  Right?

French:

Sure.  For sure.  And, really why they’re working with us is you know the fundamental idea is that by creating a financial interest link to the underlying cash flow stream the investors now have an opportunity to actually be an advocate for the brand and the average person, you know, has a 130 social media followers.  So, that creates an awareness platform that didn’t exist before.  There’s a financial interest link to it and then we work with the athletes to help shape and develop a brand that’s beyond just being you know in you know a pro Bowl football player in the case of Vernon Davis.  We want people to really get to know Vernon Davis the person because ultimately that is what is a sustainable brand.

Liu:

So, you rate I believe—what between—you’ve raised between $4 and $5 million for these players?  Is that right?

French:

Yep.  $4.2 million on the Fantex Vernon Davis Offering and $5.2 million on the Fantex EJ Manuel offering.

Liu:

So, how do you know?  So, these guys get the money after the IPO.  How do you know that they’re not just gonna take the money and run?

French:

Well, they still own 90% of their brand income.  So, you know, it would be somewhat foolish on their part.  Two, these individuals are driven.  I mean, part of our process are not only on due diligence.  I mean, character is to really understand what their goals are.  And, we are looking to work with people who have a goal of being not only successful on the field first and foremost at this point but with an eye towards being successful when their playing career is over.  So, and the money they’re receiving now it dwarfs what they could make on the field and so they’re fairly motivated to continue to succeed.

Liu:

And, what if they get injured?  Do the investors get their money back?  Or, that’s the risk?

French:

Well, one risk injury doesn’t necessarily mean it’s going to impact their cash flow stream.  It certainly could.

Liu:

Okay.

French:

General wear and tear in the NFL is that happens to all players and we factor that into our analysis.  Catastrophic injury albeit it could happen, is rare that with,—and the cash flow streams.  So, injury is just one factor that we take into consideration.

Liu:

Now, I’m not trying to be unfair to the football players but look, when you know, …

French:

That’s okay.

Liu:

But, when you talk about companies and shares being traded, you know, in the public stock markets, I mean, there are companies where CEOs have badly managed their companies and the companies have gone down the toilets.  I mean, I don’t need to remind anybody about the financial crisis.  Right?  Back in 2008.  So, what happens then Buck when something catastrophic happens that is the fault of the player as it had been with CEOs and management at certain companies, what’s the recourse for investors or is there any recourse?

French:

So, these securities are Fantex, Inc. securities.  And, so ultimately I’m responsible to the shareholders from a player as we acquire these in our contract there are reps and warranties in which they have to sign up to and so clearly if they violate those reps and warranties there would be a contractual violation with Fantex, Inc. which we would then be it a—we would have a right to pursue some type of remedy.  So, each scenario is different.  I think that unlike any—as you put up a business these are you know—every security is basically the underlying value is what the cash flows are being generated at.  And, so, anything whether it’s the CEO making poor decisions, an athlete making a poor decision those each could impact the cash flow streams.  So, really the question is what’s the risk return profile?  I would venture to say that although certainly athletes are high profile in the news that is a positive.  You get a better sense of what’s going on then perhaps what you get going on in the board rooms of some corporation.  But, you know, you know in the Twitter, in social media out there these guys are in the spot light.  I think that that’s a positive and a negative.  So, each investor has to weigh, you know, the pros and cons.

Liu:

Weigh both.  Right.  You have to be—you have to have your eyes wide open as you would for anything.

French:

It’s just the difference set of risk that people perhaps can associate more with because it’s just more every day to them.  And, so, whether it’s injury we all get hurt at different points or, unfortunately, other things.  It’s easier to relate to than you know the things that happened you know 5 years ago.  So, I just think it’s easier to understand that’s a good thing and a bad thing at certain points.  Right?

Liu:

Alright.  Buck, thank you so much for joining us.  Great to talk with you.  Buck French the CEO and Co-Founder of Fantex.

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